Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	July 19, 2007	E-Mail Address: atawney@bowlesrice.com

Joshua Ravitz, Esq. Attorney Advisor United States Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3561 Washington, DC 20549-3561

Re:	Southern Bella, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed July 6, 2007 File No. 333-142516

Dear Mr. Ravitz:

On behalf of Southern Bella, Inc. (“Southern Bella”), we hereby submit the following responses to your comment letter dated May 29, 2007. Prior to responding to the comments, on behalf of Southern Bella, we would like to address the issue raised by the accounting reviewer in treating Dupree Catering, Inc. (“Dupree”) as a predecessor entity and Southern Bella as a “successor” entity under the guidance in Item 405 of Regulation C (see comment 26). Southern Bella, its independent registered public accounting firm and legal counsel believe that the initial Registration Statement filed on Form SB-2 did contain some conflicting language that could lead a reviewer to believe that Southern Bella was a “successor” entity. Southern Bella has amended language throughout this Amendment No. 1 to clearly provide that Southern Bella is not a continuation of Dupree. Although no operations exist in Southern Bella other than that of Dupree, its wholly-owned subsidiary, there are other ongoing corporate functions in Southern Bella which separates Southern Bella from Dupree. For instance, Southern Bella has (i) raised capital from the sale of shares of its common stock, and (ii) hired Viola Heitz to run Southern Bella, to search for additional catering companies for Southern Bella to acquire, and to perform due diligence on such catering companies. Because Dupree was previously owned and operated by Harriet Dupree Bradley, these actions represent a change in control.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

General

1. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. For example, you reference “exceptional service and unparalleled quality” on page 16, “extraordinary” services on pages 17 and 20, and “excellent ‘word of mouth’ advertising” on page 20. In addition, you claim to have catered “almost every size and kind of event imaginable” on pages 1, 17 and 19, and claim to be “one of the premier catering firms in Kentucky” on page 18. These are meant as examples and are not all-inclusive.

Answer: Southern Bella has removed the marketing language relating to Dupree Catering, Inc.’s services throughout the registration statement.

2. Please provide us with backup supporting the following assertions:

•	Page 18: “Harriett Dupree Bradley’s culinary skills and reputation in the industry.”

•
Page 18: A “full array of services” that you provide, including locating and decorating a facility, providing tables and other items, and providing a full-service bar, are not provided by other catering firms.

•	Page 18: “We have had the honor at one time or another of catering almost all of the galas held in Kentucky.”

•	Page 20: “[W]e expect to increase our sales by twenty percent (20%) over 2006. We have already booked events to reach this target through June 30, 2007.”

•	Page 20: The Inn at Blackberry Farm is “one of the top hotels in the United States.”

Answer: Information regarding Harriet Dupree Bradley’s culinary skills and reputation in the industry has been inserted. Southern Bella has revised the disclosure relating to the services Dupree Catering, Inc. (“Dupree”) provides to indicate that some of the catering firms in Kentucky do not provide all of the services that Dupree Catering provides. Southern Bella has deleted the sentence that indicates that Dupree has had the honor at one time or another of catering almost all of the galas held in Kentucky. Southern Bella has revised the language relating to its expectation to increase Dupree’s sales by 20% over 2006 to indicate that it is Southern Bella’s goal to increase Dupree’s sales by 20% over 2006. I have attached a revenue forecast report for 2007 and the revenue forecast report for 2006 to show that Dupree’s sales have increased from 2006. I have also attached the list of awards and accolades earned by the Inn at Blackberry Farm which was printed from the Inn at Blackberry Farm’s website.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Summary Information

3. Before referencing honors that you have received and discussing your aspirations for the future, revise your summary to provide a brief factual overview of the key aspects of your business. In addition, include here the price of the share purchase agreement entered into March 1, 2007, and any other material terms of that transaction. Refer to Sections 503 of Regulation S-B.

Answer: The first paragraph under the heading “Business” has been revised to provide a factual overview of Southern Bella’s business. Another paragraph has been added to describe Dupree’s business. In addition, a sentence has been added to the paragraph entitled “Organization” to include the price paid by Southern Bella to acquire all the shares of Dupree.

4. Expand your disclosure here to discuss the consulting agreement with Ms. Bradley and the role that she plays for your company, specifically addressing the fact that she is entitled to “any net income after taxes” earned by Dupree. As described on page 19, this effectively ensures that your business will not retain or distribute to shareholders any net income during the entire term of your consulting relationship with Ms. Bradley. Also add a risk factor discussing the agreement and its potential impact on your business and investors.

Answer: Information regarding the Consulting Agreement with Ms. Bradley was included under the paragraph entitled “Business.” This information addressed the fact that Ms. Bradley is entitled to any net income after taxes and disclosed that Dupree will not retain or distribute to any shareholders any net income during the term of the Consulting Agreement. A risk factor has been added to relating to the Consulting Agreement with Ms. Bradley and the payment of all of Dupree’s net income to Ms. Bradley during the term of the Consulting Agreement.

5. In addition, please indicate, as you appear to do on page 18, that your competitive strength is entirely dependent on Ms. Bradley’s “culinary skills and reputation in the industry,” and, as you do on page 19, that Ms. Bradley manages all of your employees.

Answer: Southern Bella has included that Dupree’s competitive strength is dependent on Ms. Bradley’s culinary skills and reputation in the industry, and added the fact that Ms. Bradley is training Eileen McCormick to take over the management of Dupree. Ms. McCormick’s background has been included in this section.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Business, page 1

6. Please revise to include your revenues and net income or loss for the last audited period and interim stub.

Answer: Southern Bella has revised the section under “Business” to include financial information for Dupree for the years ended December 31, 2006, and December 31, 2005, and financial information for Southern Bella for the interim period from February 22, 2007, through March 31, 2007.

Risk Factors, page 3

7. Please add a risk factor to discuss your lack of recent profits from operations and your poor financial condition, if applicable. Refer to Item 503(c)(1)(ii) and (iii) of Regulation S-B.

Answer: Southern Bella has added a risk factor discussing its lack of recent profits from operations and its poor financial condition.

8. Consistent with your disclosure on page 12, please add a risk factor discussing the limited time that the executive officers devote to your business. If applicable, please also discuss any potential conflicts of interest stemming from their other activities.

Answer: Southern Bella has added a risk factor discussing the limited time that the executive officers devote to the business. There are no potential conflicts of interest stemming from our executive officers’ other activities.

9. Please add a risk factor to discuss the risks associated with competition in your market, and include the fact that some of your competitors are much larger.

Answer: Southern Bella has added a risk factor to discuss the risks associated with competition in central Kentucky and the fact that some competitors are much larger.

10. Please consider adding a risk factor regarding Ms. Bradley’s status as a consultant and the possibility that the IRS will rule that she is actually an employee for whom you are not paying payroll taxes.

Answer: Southern Bella has added a risk factor regarding Ms. Bradley’s status as a consultant and the risk that the IRS may treat Ms. Bradley as an employee instead of a consultant.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Because sales of our common stock under Rule 144 could reduce the price, page 4

11. Please revise the second sentence to clarify here whether you are registering the 500,000 shares of stock held by non-affiliates or 500,000 of the 8,166,667 shares of stock held by affiliates, or some combination.

Answer: Southern Bella has revised the second sentence to clarify that it is registering the 500,000 shares of stock held by non-affiliates.

Determination of Offering Price, page 6

12. Please revise to clarify whether the April 6, 2007 private placement was made by Dupree, as you indicate here, or by Southern Bella, as you indicate in the Selling Shareholder section. If it was by Southern Bella, please reconcile the date you stopped accepting subscriptions as indicated here with that on page 55 under Recent Sales of Unregistered Securities.

Answer: Southern Bella revised the second sentence to clarify that the April 6, 2007 private placement was made by Southern Bella, and reconciled the date Southern Bella stopped accepting subscriptions under the heading “Recent Sales of Unregistered Securities” to April 6, 2007.

Selling Stockholders, page 6

13. Please revise the first sentence of the first full paragraph on page 7 and the sentence immediately following the table on page 8 to clarify that Viola Heitz will not be selling any of her shares and is not registering any of her shares for sale.

Answer: Southern Bella has revised the first full sentence of the first full paragraph on page 7 and the sentence immediately following the table on page 8 to clarify that Viola Heitz will not be selling any of her shares and is not registering any of her shares for sale.

Directors, Executive Officers, Promoters and Control Persons, page 12

14. Please revise to disclose specific dates of employment whenever possible. For example, specify the two years that Ms. Heitz served as president of Mega Machinery Movers, the dates of her employment with Multi-Specialty Foundation, and the dates of Mr. Riggleman’s employment with Valley Gas and Oil Company and Arc Welders. Refer to Item 401(a)(4) of Regulation S-B.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Answer: Southern Bella has included the specific dates that Ms. Heitz was employed with Mega Machinery Movers and Multi-Specialty Foundation and the dates of Mr. Riggleman’s employment with Valley Gas and Oil Company and Arc Welders.

15. You indicate that your CEO, Ms. Heitz, devotes 30% of her time to the business and that your only other member of management, Mr. Riggleman, devotes 2% of his time to the business. Please reference this fact in the summary section of the prospectus. In addition, indicate here where Ms. Heitz devotes the remaining 70% of her time.

Answer: Southern Bella has referenced the fact that Ms. Heitz devotes 30% of her time to the business and Mr. Riggleman devotes 2% of his time to the business in the summary section of the prospectus. A statement has been added indicating that Ms. Heitz devotes the remaining 70% of her time to family matters and public service.

Experts, page 15

16. Please revise to remove the disclosure that the financial statements are incorporated by reference, since you are not eligible for incorporation by reference and the financial statements have been included as a part of the registration statement.

Answer: The statement that the financial statements are incorporated by reference has been revised to indicate that the financial statements are included as part of the prospectus.

Description of Business, page 16

17. Please significantly revise this section to provide more detail and clarity in regards to all material aspects of your business. For example, while it is appropriate to discuss your aspirations as a business, this should be preceded by a robust description of your current business as it is today. Describe the kinds of events you cater most often, providing statistics about the number of such events and attendance, if available. Instead of just saying that your business is seasonal, quantity if you can the extent to which this is the case and the implications for your business and your employees. Clarify whether you are currently providing catering services or whether you are focusing on “proposed operation” of a “model” that has not yet been “tested,” as you seem to indicate in some sections. Indicate how the pricing strategy for your “proposed service” is “competitive.” Clarify whether the primary area where you currently do business is the entire State of Kentucky, the “Central Kentucky Market,” or Lexington. Provide specific details about your marketing campaign, steps you have taken to date to implement it, its timeline and anticipated costs, and how you intend to fund it. Refer to Sections 101 of Regulation S-B.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Answer: The description of business section has been revised to provide more detail and clarity regarding the material aspects of Southern Bella’s and Dupree Catering’s businesses. Dupree Catering is currently providing catering services and is not focused on a “model”; this has been clarified in the prospectus. The specific details about Dupree’s marketing campaign have been added to the prospectus. Information about the pricing strategy and the markets that Dupree serves has also been included. A statement has been added regarding Southern Bella’s desire to acquire other catering businesses throughout the United States to expand its market outside Central Kentucky.

Customers, page 17

18. Please remove the third sentence of this section.

Answer: The third sentence in this section has been removed.

Business Challenges, page 18

19. Please tell us whether you have any current plans, proposals, or arrangements with respect to specific acquisition targets or merger candidates.

Answer: Management of Southern Bella has not identified any targets or merger candidates at this time and this fact has been included in the prospectus.

Employees, page 19

20. Reference is made to your discussion of the consulting agreement with Ms. Bradley where she is entitled to any net income after taxes earned by Dupree in exchange for her consulting services. Please expand the disclosure to state that any amounts paid to Ms. Bradley for these consulting services will be recognized as a charge to results of operations (“expense”) during each period and, as such, the company will not have any retained earnings to reinvest in the business or otherwise until the consulting agreement with Ms. Bradley is terminated. We also refer you to our additional MD&A comment on the impact that this consulting agreement will have on results of operations and financial condition. Please revise accordingly.

Answer: Southern Bella has expanded the disclosure to indicate that any amounts paid to Ms. Bradley for consulting services will be recognized as an expense and that Southern Bella will have no income or retained earnings during the term of the Consulting Agreement to reinvest in the business or to otherwise distribute to shareholders. This information has also been included in the Management’s Discussion and Analysis section.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Management’s Discussion and Analysis, page 19

21. Please note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. As such, please revise your disclosure so that it communicates more than just what numbers have changed within the financial statements and provides management’s perspective and analysis of such changes. Refer to SEC Release No. 33-8350 dated December 19, 2003. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. In addition, include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. See Item 303(a)(1)(i) of Regulation S-B. Please also remove the Overview subsection as this disclosure in more appropriately included in the Business section.

Answer: The Overview subsection of the Management’s Discussion and Analysis has been revised to include a more detailed discussion of the business reasons for Dupree’s and Southern Bella’s financial position. Southern Bella has included a statement that it does not believe that it will need any additional funding over the next twelve months to sustain its business or to achieve its stated milestones.

Plan of Operations, page 20

22. Please revise this section to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue of your planned activities and estimated costs and the approximate timetable for beginning and completing each step. Also provide detail regarding your liquidity needs over the next twelve months including any contingencies such as raising funds. Please refer to Item 303(a) or Regulation S-B.

Answer: Southern Bella has added a chart showing each of its milestones, the expected manner of occurrence or method of achievement, the date the milestone is expected to be completed and the cost to complete each milestone. Southern Bella has also addressed its liquidity needs over the next twelve months.

Analysis of Financial Condition and Results of Operations, page 20

23. Please enhance your discussion to provide more analysis of the disclosure provided with particular emphasis on your future financial condition and results of operations. As an example, discuss the reasons of not accepting catering jobs of less than $1,000 and whether you plan on continuing that policy. Also, provide a detailed discussion of your sources of liquidity, any material commitments for capital expenditures and any known trends, events or uncertainties that are reasonably expected to have a material impact on revenue or income from continuing operations.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Answer: Southern Bella has broken out the disclosure to clearly indicate the financial information that relates to Dupree prior to the formation of Southern Bella. Southern Bella has enhanced its discussion to provide more analysis relating to its future financial condition and results of operations. Southern Bella has indicated that it will continue the policy of not accepting catering jobs of less than $1,000 and the reasons therefore and has included a discussion of its sources of liquidity, any material commitments for capital expenditures and any know trends that will affect its business.

24. In addition, it appears that the consulting agreement you have with the former owner of Dupree will have a material impact to your net income. Please provide a detailed discussion of the agreement and the impact it will have on your net income available to common stockholders and your liquidity.

Answer: A discussion regarding the Consulting Agreement with Ms. Bradley has been added to this section.

25. Your MD&A lacks a discussion of your critical accounting estimates. Please revise to include a discussion on your critical accounting estimates. Your discussion should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements. Refer to FR No. 72 (also Release 33-8350) for guidance.

Answer: A discussion of Southern Bella’s critical accounting estimates has been included in the Management’s Discussion and Analysis section.

Presentation of Financial Statements and Other Financial Information

26. From disclosure in the financial statements and narrative section of the Form SB-2, we note that Southern Bella was formed on February 22, 2007 to acquire Dupree Catering, Inc. In this regard, the registrant had no prior operations but succeeded to the business of Dupree. Therefore, for purposes of reporting financial information, we consider Dupree as the “predecessor” entity with Southern Bella as the “successor” entity under the guidance of a predecessor in Item 405 of Regulation C of the Securities Act. With respect to a predecessor entity, we believe there should be no lapse in predecessor financial information presented for periods prior to the formation of the successor entity. In this regard, the filing should contain predecessor financial information for the fiscal 2007 interim period (January 1, 2007 through February 21, 2007) prior to the formation of Southern Bella. Refer to the guidance in Note 1 of Item 310 in Regulation S-B. With respect to the above, please amend the Form SB-2 to include the following information.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

•	Unaudited consolidated statement of operations and consolidated statement of cash flows of Dupree (“predecessor”) for the interim period from January 1, 2007 through February 21, 2007;

•
Unaudited consolidated statement of operations and consolidated statement of cash flows of Dupree (“predecessor”) for the comparable three months interim period of the preceding fiscal year ending March 31, 2006 (i.e. January 1, 2006 through March 31, 2006) in accordance with Item 310(b) of Regulation S-B.

•
Label all financial statements of Dupree (i.e. fiscal 2005, fiscal 2006, interim period January 1, 2007 to February 21, 2007 and three month period ending March 31, 2006) as “Predecessor” and the financial statements of Southern Bella (March 31, 2007 and period February 22, 2007 through March 31, 2007) as “Successor.”

With respect to items above on the presentation of the unaudited three month interim period ending March 31, 2007 and its comparable preceding fiscal 2006 period, please present all periods together in the one set of unaudited financial statements. As such, please present three columns in the consolidated statements of operations and consolidated statements of cash flows in this unaudited financial statement. The first column labeled “predecessor” will contain Dupree financial information for the period January 1, 2007 through February 21, 2007. The second column labeled “successor” will contain Southern Bella financial information that is currently presented for the period February 22, 2007 through March 31, 2007. The third column labeled “predecessor” will contain Dupree financial information for the comparable three month fiscal 2006 period ending March 31, 2006. With respect to the 2007 interim period data, please also present a bold black line between the predecessor and successor information to highlight and distinguish between the change in accounting basis between the predecessor and successor financial information presented for this interim 2007 period.

In addition, please revise the MD&A (“Analysis of Financial Condition and Results of Operations”) on page 21 to present results of operations discussion for three month period ended March 31, 2007 compared to the three month period ended March 31, 2006. As it is not appropriate under GAAP to solely combine predecessor with successor financial information because of the change (different) basis of accounting, we believe using pro forma information for the three months ended March 31, 2007 giving impact to the acquisition of Dupree as of January 1, 2007 is appropriate in discussing the interim 2007 results of operations. Also, please expand the Overview section in MD&A to discuss the presentation of predecessor and successor financial statement information and how it impacts your discussion in this section.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Lastly, please revise the Statements of Operations Data in the Financial Summary section (page 2) to include all additional predecessor and successor interim period 2007 and 2006 information to be presented in your unaudited consolidated financial statements for this period. Please also label all columns in this section as “predecessor” or “successor” data and reflect the bold black line between the predecessor and successor data for the 2007 interim period, accordingly.

Answer: As noted herein, Southern Bella does not agree with your comment regarding the classification of Dupree as a predecessor entity and Southern Bella as a successor entity. Southern Bella was organized not only to acquire Dupree, but other catering companies throughout the United States. Management of Southern Bella intend to create a national presence of catering companies. Once Southern Bella obtains sufficient funding, it intends on compiling a list of catering companies throughout the United States as possible targets and acquiring these targets. Because it is Southern Bella’s intent to acquire additional catering companies, Southern Bella believes the accounting treatment in the Form SB-2 is appropriate If Dupree desired to create a predecessor/successor situation, then it would have merely converted from a “S” Corporation to a “C” Corporation and the “C” Corporation would have filed as the registrant. However, this was not the case. Dupree was acquired by Southern Bella.

Another factor that supports the current accounting treatment is the change in control that occurred when Southern Bella acquired the shares of Dupree. Prior to the acquisition, Hariett Dupree Bradley was the sole shareholder of Dupree. After the acquisition, Viola Heitz is the majority shareholder of Southern Bella and Ms. Bradley does not own any shares of Southern Bella.

In addition, the majority of the purchase price for the acquisition of Dupree was made up of customer lists. This asset is being amortized by Southern Bella over a three year period.

Consolidated Financial Statements, page 25
Revenue Recognition, page 44

27. Please provide a revenue recognition policy that is specific to your business. In addition, disclose the payment terms you offer to your customers.

Answer: The revenue recognition policy has been amended in the notes to Dupree’s and Southern Bella’s financial statements to include additional information such as the payment terms offered to Dupree’s customers as part of its revenue recognition policy.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

Segment Reporting, page 45

28. It appears that you offer services other than catering. If applicable, please provide the disclosures required by paragraph 37 of SFAS 131 as it appears that you should be separately quantifying revenue attributable to those other services.

Answer: Even though Dupree performs various other related services, such as assistance in finding suitable locations for events and rental of tables, chairs and silverware, Southern Bella and Dupree believes that these serves are all related to the catering event itself and therefore should not be segmented. Dupree and Southern Bella have noted this treatment in the notes to their financial statements.

Other

29. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

Answer: The independent registered public accounting firm will furnish manually signed and currently dated consents to the Form SB-2.

30. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

Answer: Southern Bella will update the financial statements in accordance with Item 310(g) of Regulation SB-2 in the event of a delay in the effectiveness of the Form SB-2.

Signatures

31. Please include the signature of the person acting as the Principal Financial Officer, and the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions for Signatures on Form SB-2.

Answer: Viola Heitz is acting as the Principal Financial Officer and the Principal Accounting Officer and is executing the Form SB-2 in those capacities.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
July 19, 2007

I have enclosed two black-lined copies of Amendment No. 1 to Form SB-2 and two clean copies of Amendment No. 1 to Form SB-2 and a CD containing these documents to expedite your review.

If you have any questions, please feel free to contact me.

Very truly yours,

/s/ Amy J. Tawney

Amy J. Tawney

AJT/jam
Enclosures
cc: Viola Heitz